================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-3

                 FOR APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

              ---------------------------------------------------

                                  NEWCOR, INC.
                               (Name of Applicant)

                            4850 Coolidge, Suite 100
                            Royal Oak, Michigan 48073
                    (Address of Principal Executive Offices)

           SECURITIES TO BE ISSUED UNDER THEINDENTURE TO BE QUALIFIED

             TITLE OF CLASS                        AMOUNT
6% Senior Increasing Rate Notes Due 2013         $28,000,000

         Approximate date of proposed public offering: Upon the Effective Date (as defined herein) of the applicant's plan of reorganization, presently anticipated to be on or about January 30, 2003.

Name and address of agent for service:         With copies sent to:

James J. Connor                                Joshua N. Korff, Esq.
President and Co-Chief Executive Officer       Kirkland & Ellis
4850 Coolidge, Suite 100                       153 East 53rd Street
Royal Oak, MI 48073                            New York, New York  10022



         THE APPLICANT HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL: (I) THE 20TH DAY AFTER THE FILING OF A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS AMENDMENT; OR (II) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(C) OF THE ACT, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE OBLIGOR.

================================================================================

                                     GENERAL

1.       General Information

              (a) Form of organization: Newcor, Inc. is a corporation (the "Corporation" or the "Applicant").

              (b) State under the laws of which organized: The Corporation is organized under the laws of the state of Delaware.

2.       Securities Act Exemption Applicable

         The Corporation has concluded a solicitation (the "Solicitation") of acceptances of a proposed joint reorganization plan (as the same may be further modified, the "Plan") of the Corporation and its subsidiaries (collectively, the "Debtors") as set forth in the Plan. A copy of the Plan is attached as Exhibit A to the Disclosure Statement attached hereto as Exhibit T3E. The Debtors filed as of the date of the filing of this Application, voluntary petitions for reorganization ("Chapter 11 Cases") under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United Stated Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Plan was confirmed by the Bankruptcy Court on December 31, 2002. Capitalized terms used in this Item 2 and not defined elsewhere in this application have the meanings assigned to such terms in the Plan.

         The Corporation proposes to issue, as part of the Plan, $28,000,000 in aggregate principal amount of Senior Increasing Rate Notes due 2013 (the "Notes"). The Notes will be issued under an indenture (the "Indenture") which is the subject of this Application. The interest rate on the Notes shall accrue at 6% per annum for the first five years and 7% per annum thereafter, if paid in cash, and at 8.5% per annum for the first five years and 9.5% per annum thereafter, if paid in kind, except that interest shall be payable in kind no more than 10 times and in each case only if (i) excess availability under the Exit Facility (as such term is defined in the Plan) would be $3,000,000 or less after giving effect to any such interest payment, or (ii) the Corporation is unable to make such interest payment in cash without increasing commitments under the Exit Facility.

         The Plan provides that Holders of Allowed General Unsecured Claims and Allowed Senior Note Claims will receive, in part, a pro rata share of the Notes or the proceeds thereof, in connection with the Proceeds Election. With respect to Holders who elected or were deemed to have elected to opt into the Proceeds Election, such holders will receive cash proceeds to be generated by the sale of such Notes pursuant to the Notes Purchase Agreement following the effectiveness of the Plan.

         The Debtors believe that the issuance of the Notes is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and state securities and "blue sky" laws pursuant to Section 4(2) of the Securities Act, as a private offering to a limited number of sophisticated persons, and pursuant to Section 1145(a)(1) of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization, from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (1) the securities are issued by the debtor (or an affiliate participating in a joint plan with the debtor or the debtor's successor) under a plan of reorganization; (2) the recipients of the securities hold a pre-petition or administrative claim against the debtor or an interest in the debtor; and (3) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Debtors believe that the issuance of the Notes under the Plan, other than the Notes to be sold pursuant to the Notes Purchase Agreement in accordance with the Proceeds Election and the Proceeds Election Guaranty, will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer is exempt from the registration requirements referred to above. Furthermore, the Notes sold pursuant to the Proceeds Election and the Proceeds Election Guaranty, which will be purchased by the Proceeds Election Guarantor, will be sold in reliance on Section 4(2) of the Securities Act.

                                  AFFILIATIONS

3.       Affiliates

         Newcor, Inc. owns 100% of the following nine subsidiaries:

Name of Entity                                Jurisdiction
--------------                                ------------
Deco International, Inc.                      Michigan
Deco Technologies, Inc.                       Michigan
ENC Corporation                               Michigan
Grand Machining Company                       Michigan
Newcor Foreign Sales Corporation              U.S. Virgin Islands
Newcor M-T-L, Inc.                            Michigan
Plastronics Plus, Inc.                        Wisconsin
Rochester Gear, Inc.                          Michigan
Turn-Matic, Inc.                              Michigan


         See Item 4 for "Directors and Executive Officers" of the Corporation, some of whom may be deemed to be affiliates of the Corporation by virtue of their position, and Item 5 for owners of more than 10% of the Corporation's voting securities, who may be deemed affiliates of the Corporation by virtue of their stock ownership.

                             MANAGEMENT AND CONTROL

4.       Directors and Executive Officers

         (a) Current Directors and Executive Officers: The following tables set for the names of, and offices held by, all current executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act) of the Corporation. The mailing address for each director and executive officer is c/o Newcor, Inc. 4850 Coolidge, Suite 100, Royal Oak, Michigan 48073.

Executive Officers

Name                           Position
----                           --------

Barry P. Borodkin              Director
James J. Connor                President, Co-Chief Executive Officer, Treasurer,
                               Secretary, Chief Financial Officer and Director
Jerry S. Fishman               Director
Norman H. Perlmutter           Director
Frederick Remington            Director
David A. Segal                 Co-Chief Executive Officer, Chairman and Director


         (b) Directors and Executive Officers following the implementation of the Plan:

Name                           Position
----                           --------

Barry P. Borodkin              Director
James J. Connor                President, Co-Chief Executive Officer, Treasurer,
                               Secretary, Chief Financial Officer and Director
Jerry S. Fishman               Director
Norman H. Perlmutter           Director
Frederick Remington            Director
David A. Segal                 Co-Chief Executive Officer, Chairman of the Board
                               of Directors and Director


5.       Principal Owners of Voting Securities

         The following table sets forth information for persons who own more than 10% of the Corporations voting securities as of January 9, 2003:

--------------------------------------------------------------------------------------------------
Name and  Complete           Title of Class Owned       Amount Owned       Percentage of Voting
Mailing Address                                                            Securities Owned
--------------------------------------------------------------------------------------------------
EXX, Inc.                    Common  Stock,  par        1,545,794 (1)      32.23% (1)
                             value $1.00 per share
1350  East  Flamingo  Road,
Suite   689,   Las   Vegas,
Nevada 89119
--------------------------------------------------------------------------------------------------


         (1) David A. Segal, the Chief Executive Officer of EXX, Inc. ("EXX") and the Co-Chief Executive Officer of the Corporation, may be deemed to be a controlling shareholder of EXX and may be deemed to be the indirect beneficial owner of the shares of Newcor Common Stock directly beneficially owned by EXX. The information about EXX and David Segal is based on their joint Schedule 13D filing as amended on August 3, 2001.

         Following the implementation of the Plan, EXX or one or more of its subsidiaries will own approximately 99% of the voting common stock of the Corporation.

6.       Underwriters

              (a) Not applicable.
              (b) Not applicable.

7.       Capitalization

              (a) The capital stock and debt securities of the Corporation as of April 22, 2002 were as follows:


Title of Class             Number  Authorized          Number Outstanding
--------------             ------------------          ------------------
Common Stock                10,000,000                  4,949,068
Preferred Stock              1,000,000                     None



         Following the implementation of the Plan, the Corporation will be authorized to issue up 20,000 shares of common stock, of which 12,000 shares shall initially be issued pursuant to Plan.

         (b) Each share of Common Stock entitles the holder thereof to one vote, in person or by proxy, at any and all meetings of the stockholders of the corporation.

         The voting rights of the Corporation's authorized Preferred Stock is to be set by Board of Directors upon issuance, subject to the requirements of the laws of the State of Delaware and subject to a limit of one vote per share.

8.       Analysis of Indenture Provisions

         The Notes will be subject to the indenture (the "Indenture") between the Applicant and Wells Fargo Bank Minnesota, National Associaton, as trustee (the "Trustee"). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

         A. EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

         The Indenture provides that each of the following constitutes an Event of Default: (a) default for 30 days in the payment when due of interest on the Notes; (b) default in payment when due of the principal of or premium, if any, on the Notes (whether by redemption, any offer to purchase or otherwise); (c) failure by the Corporation or any of its Subsidiaries to comply with certain covenants included in the Indenture (d) failure by the Corporation or any of its Subsidiaries for 30 days after notice to comply with any of its other agreements in the Indenture or the Notes; (e) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Corporation or any of its Subsidiaries (or the payment of which is guaranteed by the Corporation or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated aggregates $1.0 million or more; (f) failure by the Corporation or any of its Subsidiaries to pay final judgments aggregating in excess of $1.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; (g) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; (h) certain events of bankruptcy or insolvency with respect to the Corporation or any of its Significant Subsidiaries; and (i) the failure of David Segal, EXX, Inc. or any other party to the Voting Agreement to comply with any provision in the Voting Agreement.

         If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all such Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Corporation, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Senior Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

         The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of such Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, such Notes.

         The Corporation is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Corporation is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

         B. AUTHENTICATION AND DELIVERY OF THE NOTES UNDER THE INDENTURE AND APPLICATION OF PROCEEDS THEREOF.

         The Notes may be executed on behalf of the Corporation by any of the following Officers of the Corporation: Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice President of the Corporation. If an officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid. A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

         Because the Notes are being issued in exchange for Allowed General Unsecured Clams and Allowed Senior Note Claims under the Plan, there will be no proceeds from the issuance of the Notes other than proceeds from the Proceeds Election, which proceeds will be distributed pursuant to the terms of the Plan.

         C. RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

         The Notes will be senior, unsecured obligations of the Corporation.

         D.       Satisfaction and Discharge

Legal Defeasance and Covenant Defeasance

         The Corporation may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below, (ii) the Corporation's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Corporation's obligations in connection therewith, and (iv) the Legal Defeasance provisions of the Notes Indenture. In addition, the Corporation may, at its option and at any time, elect to have the obligations of the Corporation released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) will no longer constitute an Event of Default with respect to the Notes.

         In order to exercise either Legal Defeasance or Covenant Defeasance,
(a) the Corporation must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Corporation must specify whether the Notes are being defeased to maturity or to a particular redemption date; (b) in the case of Legal Defeasance, the Corporation shall have delivered to the Trustee an opinion of counsel in the United States confirming that (A) the Corporation has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (C) in the case of Covenant Defeasance, the Corporation shall have delivered to the Trustee an opinion of counsel in the United States confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
(D) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied against such deposit); (E) such Legal Defeasance or

Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound; (F) the Corporation must have delivered to the Trustee an Opinion of Counsel to the effect that as of the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (G) the Corporation must deliver to the Trustee an officers' certificate stating that the deposit was not made by the Corporation with the intent of preferring the Holders of Notes over the other creditors of the Corporation with the intent of defeating, hindering, delaying or defrauding creditors of the Corporation or others; and (H) the Corporation must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

         E. EVIDENCE REQUIRED TO BE FURNISHED BY THE CORPORATION TO THE TRUSTEE AS TO COMPLIANCE WITH THE CONDITIONS AND COVENANTS PROVIDED FOR IN THE INDENTURE.

         The Corporation will deliver to the Trustee within 90 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of the Corporation and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Corporation has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Corporation has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Corporation is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Corporation is taking or proposes to take with respect thereto.

9.       Other Obligors

         The Corporation's obligations with respect to the Notes will be guaranteed by each Subsidiary Guarantor. A schedule of the names and addresses of the Subsidiary Guarantors is attached hereto as Annex A.

         Contents of Application for Qualification. This application for qualification comprises:

              (a) Pages numbered 1 to 9 consecutively.

              (b) The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank Minnesota, National Association, as Trustee under the Indentures to be qualified.

              (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of such Trustee:

         Exhibit T3A   -   Restated Certificate of Incorporation of the
                           Corporation (incorporated by reference to Exhibit 3.1 of the Corporation's Registration Statement on Form
                           S-4, as amended (Reg. No. 333-51415))

         Exhibit T3B   -   By-laws of the Corporation (incorporated by reference
                           to Exhibit 3.2 of the Corporation's Registration
                           Statement on Form S-4, as amended (Reg. No.
                           333-51415))

         Exhibit T3C   -   Form of Indenture governing the Notes

         Exhibit T3D   -   Not applicable.


         Exhibit T3E   -   First Amended Disclosure Statement Pursuant to
                           Section 1125 of the Bankruptcy Code (including the
                           Plan which is attached as Exhibit A thereto).

         Exhibit T3F   -   A cross reference sheet showing the location in the
                           Indenture of the provisions therein pursuant to
                           Section 310 through 318(a) , inclusive, of the Trust
                           Indenture Act (Included in exhibit T3C)

         Exhibit 25.1  -   Form T-1 qualifying Wells Fargo Bank Minnesota,
                           National Association as Trustee under the Indenture to be qualified.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, Newcor, Inc., a corporation organized and existing under the laws of the State of Delaware has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Royal Oak, and State of Michigan, on the 10th day of January, 2003.

                                         Newcor, Inc.


                                         By:   /s/James J. Connor
                                               ---------------------------
                                               Name:  James J. Connor
                                               Title: President, Co-Chief
                                                      Executive Officer,
                                                      Treasurer, Secretary and
                                                      Chief Financial Officer



Attest:

/s/ Catherine M. Kresnak
------------------------
Controller

                                                                         ANNEX A

                        SCHEDULE OF SUBSIDIARY GUARANTORS

   Set forth below is a list of all the Subsidiary Guarantors for the Notes.

Deco Engineering, Inc.
4850 Coolidge
Royal Oak, MI  48073-1023

Deco Technologies, Inc.
c/o Newcor, Inc.
4850 Coolidge, Suite 100
Royal Oak, MI  48073-1023

Turn-Matic, Inc.
c/o Newcor, Inc.
4850 Coolidge, Suite 100
Royal Oak, MI  48073-1023

Rochester Gear, Inc.
9900 Main Street
Clifford, MI  48727

Plastronics Plus, Inc.
2735 Main Street
East Troy, WI  53120

Blackhawk Engineering, Inc.
P. O. Box 429
118 Blackhawk Lane
Cedar Falls, IA  50613

Midwest Rubber & Plastic, Inc.
P. O. Box 98
3525 Range Line Road
Deckerville, MI  48427-0098

Machine Tool & Gear, Inc.
1021 North Shiawassee
Corunna, MI  48817

Boramco, Inc.
P. O. Box 6

104 Industrial Park Road
Walkerton, IN  46574

East Troy Realty Corp.
2735 Main Street
East Troy, WI  53120

Clifford Realty Corp.
9900 Main Street
Clifford, MI  48727

Bay City Real Estate Corp.
1846 Trumbell Drive
P. O Box 918
Bay City, MI  48707-0918

Blackhawk Real Estate Corp.
P. O. Box 429
118 Blackhawk Lane
Cedar Falls, IA  50613

Deckerville Realty Corp.
P. O. Box 98
3525 Range Line Road
Deckerville, MI  48427-0098

Counna Realty Corp.(CORRECT SPELLING IS CORUNNA)
1021 North Shiawassee
Corunna, MI 48817

Walkerton Realty Corp.
P. O. Box 6
104 Industrial Park Road
Walkerton, IN  46574

Newcor Foreign Sales, Inc.
c/o Newcor, Inc.
4850 Coolidge, Suite 100
Royal Oak, MI  48073-1023